[CapitalSource Letterhead]
January 5, 2011
VIA EDGAR
Mr. Amit Pande
Ms. Lindsay McCord
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CapitalSource Inc.
Form 10-K for the year ended December 31, 2009
Schedule 14A
Form 10-Q for the quarterly periods ended March 31, 2010, June 30, 2010 and September 30, 2010
File No. 001-31753

Extension to Respond to Comment Letters dated December 20, 2010 and August 25, 2010
Dear Mr. Pande and Ms. McCord:
This letter confirms our understanding that the Staff has agreed to an extension of the deadline for submission of our response to the SEC comment letter dated December 20, 2010 to January 12, 2011.
In addition, this letter also confirms our understanding that the Staff had previously agreed to an extension of the submission of our response to the SEC comment letter dated August 25, 2010, which we submitted on September 23, 2010.
Please do not hesitate to contact me if you have any further questions on this matter.

Sincerely,
/s/ Bryan D. Smith
Bryan D. Smith
Chief Accounting Officer